Filed by Acies Acquisition Corp.

Pursuant to Rule 425 under the Securities Act of 1933

And deemed filed pursuant to Rule 14a-12

Of the Securities Exchange Act of 1934

Subject Company: PLAYSTUDIOS, Inc.

Commission File No. 001-39652

Date: February 8, 2021

Las Vegas-based PlayStudios deal with Murren-led company follows slot machine industry growth pattern

The Nevada Independent

By Howard Stutz

February 8th, 2021 - 2:00am

Arriving late to the party oftentimes has benefits.

Just ask Jim Murren.

PlayStudios CEO Andrew Pascal was well into the process last fall of taking the Las Vegas-based social gaming provider public through a merger with a special purpose acquisition company (SPAC). PlayStudios’ financial advisors, J.P. Morgan and LionTree Advisors, had identified several candidates. SPACs, which are also known as blank-check companies, are publicly traded shell vehicles used to take another company public.

Murren, the former CEO of MGM Resorts International, considered PlayStudios a potential candidate for Acies Acquisition Corp., a SPAC he created with two former Morgan Stanley executives.

Social gaming is one of three gaming industry niche sectors, along with live entertainment and online gaming/sports betting, where he believes there is exceptional growth potential.

“We got ourselves inserted into a very competitive process,” Murren said. “[Social gaming] is so much larger than the casino gaming market. It’s a global market with far less friction in terms of the ability to acquire customers.”

Murren and his team may have landed late, but his personal and professional relationship with Pascal and his first-hand knowledge of PlayStudios changed the course. The company has long held the exclusive social gaming and mobile platform rights to casino properties operated by MGM Resorts.

“We had a great collection of interested parties and we were very far down in the process when Jim expressed interest,” Pascal said. “They had a lot of work to do to catch up and be considered. But we felt they were the right partner and the best outcome.”

Murren, 59, and Pascal, 54, share a similar vision: growing PlayStudios into a larger presence in the social gaming sector. By becoming a public company, PlayStudios will have the funds to acquire other game developers or license new products that would be added to the company’s expanding game library.

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It’s a similar approach followed by Nevada’s slot machine industry, which Pascal noted was a “fair observation.”

He founded Silicon Games in the late 1990s and developed slot machines that made their way onto casino floors in Nevada and other states. He sold the company to IGT in 2001.

“We see a lot of opportunities to partner up with really great game makers that have great products that might be under-resourced,” Pascal said of potential mergers and acquisitions activity. “Even existing companies that are chasing scale and are looking to really invigorate their products, we are looking to bring our whole model there and partner up with them.”

Prior to creating PlayStudios in 2011, Pascal served as president of Wynn Resorts’ two Las Vegas properties, Wynn Las Vegas and Encore. His aunt is Elaine Wynn, the largest stockholder in Wynn Resorts.

The company has moved to the social gaming forefront, offering the platform’s more than 4.2 million users “real world rewards” that are earned for points and game play.

“We have a proven model, platform and tool and now we’re ready to scale it,” Pascal said.

According to PlayStudios’ investor presentation, customers spend an average of 56 minutes a day playing games on the platform, often paying nominal fees for virtual tokens or other game enhancements. In addition to casino games through the myVegas platform, PlayStudios offers a large library of casual video games in the brain and puzzle, adventure, arcade, simulator and role-playing categories.

The rewards are provided by more than 80 partners and 275 entertainment, retail, travel, leisure and gaming brands. To date, PlayStudios users have collected in-app loyalty points to purchase more than 10 million rewards with a retail value of nearly $500 million.

In addition to its Las Vegas headquarters in Summerlin, PlayStudios has offices and design studios in Burlingame, California; Austin, Texas; Hong Kong; and Tel Aviv, Israel.

Gaming analyst Adam Krejcik, a partner in the advisory firm Eilers & Krejcik Gaming, said PlayStudios has some “unique and differentiating attributes,” but cautions that social gaming is an extremely competitive business.

“Everyone seems to have the same playbook strategy; raise money to pursue strategic (mergers and acquisitions), and do so even after going public,” Krejcik said. “I think executing on (mergers and acquisitions) is going to be very difficult, not just for PlayStudios, but everyone in the industry.”

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The deal

Growing and expanding PlayStudios was at the center of the Feb. 1 announcement that several institutional investors – including MGM Resorts – are providing private investment of $250 million. Acies is contributing 89.1 million shares of the SPAC’s stock and up to $150 million in cash.

PlayStudios will emerge as a publicly traded company on the Nasdaq by the end of the second quarter.

The transaction valued PlayStudios at $1.1 billion based on two-and-a-half-times the company’s projected 2022 revenue of $435 million. The company said its expected revenues in 2020 will exceed $270 million.

PlayStudios shareholders will own 64 percent of the company and the institutional investors will own a combined 18 percent. Murren and the Acies sponsors will own 3 percent, and 15 percent of the company will be available on the open market.

Murren said he will become an “active shareholder” in PlayStudios, providing Pascal and his team “everything I can to ensure success.”

Murren, who led MGM Resorts casino expansion on the Strip and throughout the U.S. during his tenure as CEO that began in 2008, credited company founder Kirk Kerkorian with one of the reasons he was drawn to PlayStudios and Pascal.

“Mr. Kerkorian taught me to bet on people and I made a big bet on Andrew and his management team,” Murren said. “I love the space and it was exciting that Andrew was willing to engage and put us in the mix.”

He and Pascal have been acquainted personally and professionally for more than two decades. Both men are involved in helping Nevada deal with the ongoing COVID-19 pandemic. Murren heads the state’s COVID-19 Response, Relief and Recovery Task Force that secured personal protective equipment, medical supplies and testing kits for the state.

Pascal and members of his PlayStudios team collaborated in the development of COVID Trace, a digital contact tracing app designed to slow the spread of coronavirus. COVID Trace is positioned to become the most effective exposure notification solution in the U.S. and a model for other states working to control the spread of the virus.

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SPACs and the gaming industry

Sports betting operator DraftKings went public in April through a merger with Diamond Eagle Acquisition Corp. in one of the gaming industry’s more high-profile SPAC deals. The company’s stock price soared 10 percent above the initial projections in its first day of trading.

Since then, Golden Nugget online gaming, Rush Street Interactive and Genius Sports signed on to SPAC deals. Previously, slot machine developer Inspired Gaming and Illinois video gaming terminal provider Acel Entertainment went public through SPACs.

“I'd expect an increasing number of companies, including those with exposure to the U.S. online gambling opportunity, to seriously examine taking the SPAC route to public markets,” said Chris Grove, an analyst for Eilers and Krejcik Gaming.

The same day the PlayStudios deal was announced, Houston billionaire Tilman Fertitta announced a $6.6 billion SPAC transaction with Fast Acquisition Corp., to put his Landry’s restaurant chain and five Golden Nugget casinos – including the Golden Nuggets in downtown and Laughlin – into the public market.

Competition in the social gaming space

The worldwide social gaming space is crowded with traditional gambling companies and non-casino providers such as Zynga. DoubleU Games, which was sold by IGT, offers free non-monetary versions of real money gambling through DoubleDown Casino.

Australia-based Aristocrat and its Las Vegas-based subsidiary Aristocrat Technologies operate a social games division through the wholly owned Big Fish Games.

In 2019, slot machine developer Scientific Games spun off its social games division into SciPlay, a separate public company traded on the Nasdaq. The Las Vegas-based gaming equipment provider maintained a 17 percent ownership stake in the new company.

Israel-based Playtika, a developer of mobile games including social casino titles such as Slotomania and WSOP, was acquired by Caesars Entertainment in 2011. It operated as an independent division under Caesars Interactive until it was sold for $4.4 billion in 2016 to a group of Chinese investors, that included a private equity firm founded by Alibaba Group founder Jack Ma.

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In January, the owners took Playtika public on the Nasdaq in an $11 billion deal.

Upping its presence

During the COVID-19 pandemic when stay at home orders were issued, PlayStudios launched an advertising campaign in Las Vegas and Denver dubbed In Is The New Out, which followed a young couple practicing social distancing at home and includes them playing the myVegas slot games for entertainment.

Pascal said at the time the MGM partnership allowed the company’s customers to play slot and table games in a virtual Las Vegas setting. With casinos closed, the games on myVegas, including myVegas Blackjack, offered MGM Resorts a way to maintain its presence with customers.

PlayStudios struck a partnership with Konami Gaming for KonamiSlots. In 2016, PlayStudios acquired Tel Aviv-based game studio Scene53 and launched its Pop! Slots mobile app.

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IMPORTANT LEGAL INFORMATION

Additional Information and Where to Find It

This communication relates to a proposed transaction between PLAYSTUDIOS, Inc. (“PLAYSTUDIOS”) and Acies Acquisition Corp. (“Acies”). This communication does not constitute an offer to sell or exchange, or the solicitation of an offer to buy or exchange, any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, sale or exchange would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. Acies has filed a registration statement on Form S-4 with the U.S. Securities and Exchange Commission (the “SEC”), which includes a document that serves as a prospectus and proxy statement of Acies, referred to as a proxy statement / prospectus. A proxy statement / prospectus is sent to all Acies shareholders. Acies also will file other documents regarding the proposed transaction with the SEC. Before making any voting decision, investors and security holders of Acies are urged to read the registration statement, the proxy statement / prospectus and all other relevant documents filed or that will be filed with the SEC in connection with the proposed transaction as they become available because they will contain important information about the proposed transaction.

Investors and security holders may obtain free copies of the registration statement, the proxy statement / prospectus and all other relevant documents filed or that will be filed with the SEC by Acies through the website maintained by the SEC at www.sec.gov.

The documents filed by Acies with the SEC also may be obtained free of charge at Acies’ website at https://aciesacq.com/sec-filings/ or upon written request to 1219 Morningside Drive, Suite 110 Manhattan Beach, California 90266.

Participants in Solicitation

Acies and PLAYSTUDIOS and their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from Acies’ shareholders in connection with the proposed transaction. A list of the names of such directors and executive officers and information regarding their interests in the business combination is contained in the proxy statement / prospectus when available. You may obtain free copies of these documents as described in the preceding paragraph.

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Forward-Looking Statements Legend

This communication contains certain forward-looking statements within the meaning of the federal securities laws with respect to the proposed transaction between PLAYSTUDIOS and Acies. These forward-looking statements generally are identified by the words “forecast,” “believe,” “budget,” “project,” “expect,” “anticipate,” “estimate,” “intend,” “strategy,” “future,” “opportunity,” “plan,” “may,” “should,” “will,” “would,” “will be,” “will continue,” “will likely result,” and similar expressions. Forward-looking statements are predictions, projections and other statements about future events that are based on current expectations and assumptions and, as a result, are subject to risks and uncertainties. Many factors could cause actual future events to differ materially from the forward-looking statements in this document, including but not limited to: (i) the risk that the transaction may not be completed in a timely manner or at all, which may adversely affect the price of Acies’ securities, (ii) the risk that the transaction may not be completed by Acies’ business combination deadline and the potential failure to obtain an extension of the business combination deadline if sought by Acies, (iii) the failure to satisfy the conditions to the consummation of the transaction, including the approval of the related merger agreement by the shareholders of Acies, the satisfaction of the minimum trust account amount following any redemptions by Acies’ public shareholders and the receipt of certain governmental and regulatory approvals, (iv) the lack of a third party valuation in determining whether or not to pursue the proposed transaction, (v) the inability to complete the related PIPE investment, (vi) the occurrence of any event, change or other circumstance that could give rise to the termination of the related merger agreement, (vii) the effect of the announcement or pendency of the transaction on PLAYSTUDIOS’ business relationships, operating results and business generally, (viii) risks that the proposed transaction disrupts current plans and operations of PLAYSTUDIOS, (ix) the outcome of any legal proceedings that may be instituted against PLAYSTUDIOS or against Acies related to the related merger agreement or the proposed transaction, (x) the ability to maintain the listing of Acies’ securities on a national securities exchange, (xi) changes in the competitive and regulated industries in which PLAYSTUDIOS operates, variations in operating performance across competitors, changes in laws and regulations affecting PLAYSTUDIOS’ business and changes in the combined capital structure, (xii) the ability to implement business plans, forecasts, and other expectations after the completion of the proposed transaction, and identify and realize additional opportunities, (xiii) PLAYSTUDIOS’ ability to raise financing in the future, (xiv) the impact of COVID-19 on PLAYSTUDIOS’ business and/or the ability of the parties to complete the proposed transaction, (xv) costs related to the transaction and the failure to realize anticipated benefits of the transaction or to realize any financial projections or estimated pro forma results and the related underlying assumptions, including with respect to estimated Acies shareholder redemptions, and (xvi) other risks and uncertainties indicated from time to time in the registration statement containing the proxy statement / prospectus discussed above relating to the proposed business combination, including those under “Risk Factors” therein, and in Acies’ other filings with the SEC. The foregoing list of factors is not exhaustive. You should carefully consider the foregoing factors and the other risks and uncertainties described in the “Risk Factors” section of Acies’ registration statement on Form S-1 (File No. 333-249297) and on the registration statement on Form S-4 (File No. 333-253135) containing the proxy statement / prospectus filed by Acies with the SEC, and other documents filed by Acies from time to time with the SEC. These filings identify and address other important risks and uncertainties that could cause actual events and results to differ materially from those contained in the forward-looking statements. Forward-looking statements speak only as of the date they are made. Readers are cautioned not to put undue reliance on forward-looking statements, and PLAYSTUDIOS and Acies assume no obligation and do not intend to update or revise these forward-looking statements, whether as a result of new information, future events or otherwise. Neither PLAYSTUDIOS nor Acies gives any assurance that either PLAYSTUDIOS or Acies, or the combined company, will achieve its expectations.

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